August 8, 2024

VIA EDGAR

Stephany Yang
Kevin Woody
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Enovix Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 29, 2024
Form 8-K Furnished May 1, 2024
File No. 001-39753

Dear Staff:

This letter is in response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated July 25, 2024, with respect to the above-referenced filings of Enovix Corporation (“Enovix” or the “Company”). Set forth below are the Staff’s comments in italics, followed in each case by the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page 80

SEC Comment 1
Please revise your disclosures related to Product Revenue to clarify when you satisfy each performance obligation (i.e., when control transfers) as required by ASC 606-10-50-12(a).

Response to Comment 1
In response to the Staff’s comment, we will revise and expand our disclosure to include information on how we meet our performance obligations as required by ASC 606-10-50-12(a) in our future filings, commencing with the Form 10-K for the fiscal year ending December 29, 2024, substantially as follows:

“Our product revenue mainly relates to sales of lithium-ion batteries or battery packs. We recognize our product revenue at a point in time when the performance obligation has been satisfied upon transfer of control of goods, which is upon product shipment, delivery or customer acceptance, depending on the specific contract terms. For certain customized products with customer acceptance criteria specified in the contract, the performance obligation is satisfied upon our customer’s formal acceptance.”

Note 18. Geographic Information, page 111

SEC Comment 2

We note your disclosure of disaggregated revenues by geographic areas. Please tell us how you considered the guidance to further disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., type of revenue (i.e., product and service) and timing (i.e., at a point in time and over time). Refer to ASC 606-10-50-5 and also see ASC 606-10-55-89 through 91.

Response to Comment 2
We acknowledge the Staff’s comment and will expand our disclosure to include information on disaggregation of revenue in our future filings commencing with the Form 10-K for the fiscal year ending December 29, 2024, substantially as shown in the following table (in thousands).

	Fiscal Years
	2023	2022
Product revenue	$7,644	$45
Service revenue	—	6,157
Total revenues	$7,644	$6,202

As disclosed in the Form 10-K for the fiscal year ended December 31, 2023, our revenue recognition for service and product revenue is at a point in time. For fiscal year 2021, there was no revenue. For fiscal year 2022, our total revenue primarily consisted of service revenue. For fiscal year 2023, we only had product revenue, which was primarily from lithium-ion batteries and battery packs.

SEC Comment 3

In addition to the previous comment, please address the following:
•    Clarify whether revenues by geographic areas represent revenues from external customers for each reporting period.
•    Disclose the amount of revenues from external customers attributed to and the amount of long-lived assets in an individual foreign country, if material. Refer to ASC 280-10-50-41.
•    Update your disclosure that you do not have material activity or assets located outside of the U.S. on page 75 to remove inconsistencies.

Response to Comment 3

Our responses below are corresponding to the same order as the bullet points in the Staff’s comment above:

•Our revenues for both fiscal years 2023 and 2022 were solely from our external customers. We did not have revenue for fiscal year 2021.
•We provide the revenues and long-lived assets by individual foreign country, if material, below in accordance with ASC 280-10-50-41. We will disclose such information in our future filings commencing with the Form 10-K for the fiscal year ending December 29, 2024.

3501 W. Warren Blvd. | Fremont, CA 94538 | USA | www.enovix.com

The following table summarizes our revenues from the following countries based on the billing location of the customers (in thousands).

	Fiscal Years
	2023	2022
South Korea	$5,863	$10
United States	473	6,170
Other	1,308	22
Total revenues	$7,644	$6,202

Our long-lived assets primarily consist of property and equipment and operating lease right-of-use assets. The following tables summarize these assets by the countries (in thousands).

	As of
	December 31, 2023	January 1, 2023
United States	$119,685	$103,864
Malaysia	19,903	—
South Korea	26,859	—
Other	24	4
Total property, equipment, net	$166,471	$103,868

	As of
	December 31, 2023	January 1, 2023
United States	$5,760	$6,133
Malaysia	7,794	—
India	1,681	—
Other	55	—
Total operating ROU assets, net	$15,290	$6,133

•We acknowledge the Staff’s comment and will revise our disclosures going forward to ensure we provide consistent disclosure regarding our material assets and activities located outside the U.S. commencing with our Form 10-K for the fiscal year ending December 29, 2024.

3501 W. Warren Blvd. | Fremont, CA 94538 | USA | www.enovix.com

Form 8-K Furnished May 1, 2024
Exhibit 99.1, page 3

SEC Comment 4

We note you present and discuss adjusted EBITDA before you present and discuss the most directly comparable GAAP measure. Please revise the order of your disclosures to present GAAP measures with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Response to Comment 4
We acknowledge the Staff’s comment and confirm that we have considered the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations. In response to the Staff’s comment, we will revise the order of our disclosures to present and discuss GAAP measures with equal or greater prominence to adjusted EBITDA and other non-GAAP measures for our future filings, including press release and shareholder letters. For example, please refer to Exhibit 99.1 to our Form 8-K (“Q2 Shareholder Letter”), furnished on July 31, 2024, in which we present and discuss GAAP net loss attributable to Enovix prior to presenting adjusted EBITDA.

SEC Comment 5
We note you provide a range of forward-looking adjusted EBITDA loss and non-GAAP EPS loss without providing reconciliations to the most directly comparable GAAP measures or a statement that providing such reconciliations requires unreasonable efforts. In future filings, please provide reconciliations to the most directly comparable GAAP measures. If all of the information necessary for the reconciliations is not available without unreasonable efforts, identify and disclose the information that is unavailable and its probable significance. Also present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 102.10(a), 102.10(b), and 103.02 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In addition, revise your future other public disclosures, such as letters to shareholders, to provide reconciliations to the most directly comparable GAAP measure for each forward- looking non-GAAP measure presented or a statement that providing such reconciliations requires unreasonable efforts. See Rule 100(a)(2) of Regulation G.

Response to Comment 5

We acknowledge the Staff’s comment and respectfully advise the Staff that, after careful consideration of the applicable guidance, we have determined that the information necessary for a reconciliation of such forward-looking non-GAAP measures is not available without unreasonable efforts. Specifically, we have determined that the information necessary for a reconciliation for the projected ranges of adjusted EBITDA loss and non-GAAP earnings per share loss for the third quarter of 2024 is not available without unreasonable efforts because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, including warrant liabilities and stock-

3501 W. Warren Blvd. | Fremont, CA 94538 | USA | www.enovix.com

based compensation. We have included a disclaimer statement in the Non-GAAP Financial Measures section of our Q2 Shareholder Letter.

We acknowledge the Staff’s comment as it relates to future public disclosures. In response to the Staff’s comment, we will ensure that our future Shareholder Letters and other public disclosures provide a reconciliation to the most directly comparable GAAP measure for any forward-looking non-GAAP measure presented, or include a statement that providing such reconciliation would require unreasonable efforts.

The Company believes that the foregoing responds fully to each of the Staff’s comments. Please advise us if you have any questions about our responses.

Sincerely,

Enovix Corporation

By: /s/ Arthi Chakravarthy
Arthi Chakravarthy
Chief Legal Officer

3501 W. Warren Blvd. | Fremont, CA 94538 | USA | www.enovix.com